

September 17, 2014

Via E-mail
Mr. Richard Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

> **Re: Invesco Mortgage Capital Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-34385**

Dear Mr. Phegley:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1. In future Exchange Act reports, where applicable, please revise your disclosure to provide the collateral type for your CMBS portfolio and commercial loans.

Risk Factors, page 10

2. Refer to the first table on page 42. In future Exchange Act reports, please revise this section to provide risks related to the geographic concentration of the underlying collateral for your MBS portfolio in California and New York.

3. In future Exchange Act reports, to the extent applicable, please revise the relevant risk factor to identify any counterparty holding excess collateral in excess of 5% of stockholder's equity.

Investment Activities, page 40

4. In future Exchange Act reports, where applicable, please revise to provide the credit quality of your non-Agency RMBS, CMBS, residential loans, and commercial loans, or advise. Also discuss how you monitor the credit risk of your non-Agency assets.

Financial Statement Schedules

Schedule IV – Mortgage Loans on Real Estate, page 109

5. Please tell us what consideration you gave to disaggregating your grouping of Residential Mortgages Loans. Please refer to footnote 3 of Rule 12-29 of Regulation S-X.

DEF14A

General

6. In future Exchange Act reports, please revise your say on pay proposal to comply with Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Certain Relationships and Related Transactions, page 20

7. In future Exchange Act periodic reports, please disclose the amount reimbursed to your Manager for operating expenses and salary expenses.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Stacie Gorman, Staff Attorney, at (202) 551-3585 with regard to legal comments.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Senior Staff Accountant